Exhibit d.7

AMENDED AND RESTATED EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 18th day of August, 2003, between Robert W. Baird & Co. Incorporated (the “Advisor”) and Baird Funds, Inc. (the “Corporation”) on behalf of the Baird LargeCap Fund and the Baird MidCap Fund (collectively, the “Funds”), each a series of the Corporation.

WHEREAS, the Advisor desires to continue to contractually agree to waive a portion of its advisory fee or reimburse certain of the Funds’ operating expenses to ensure that the Funds’ total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Baird Horizon Growth Fund (n/k/a the Baird LargeCap Fund) and the Advisor dated as of October 17, 2000, and/or assume expenses for the Fund to the extent necessary to ensure that the Baird LargeCap Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and extraordinary expenses (on an annual basis), do not exceed 1.00% of the Investor Class’ average daily net assets and 0.75% of the Institutional Class’ average daily net assets.

The Advisor agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Baird MidCap Fund and the Advisor dated as of December 29, 2000, and/or assume expenses for the Fund to the extent necessary to ensure that the Baird MidCap Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and extraordinary expenses (on an annual basis), do not exceed 1.50% of the Investor Class’ average daily net assets and 1.25% of the Institutional Class’ average daily net assets.

The Advisor shall be entitled to recoup such amounts for a period of up to three (3) years from the date the Advisor reduced its compensation and/or assumed expenses for the respective Fund, provided that the expense ratios in those future years are less than the limits specified herein and less than the limits in effect in those future years.

This Agreement shall continue in effect until December 31, 2004, with successive renewal terms of one year, each measured from the date of renewal, unless either party shall notify the other party of its desire to terminate this Agreement prior to such renewal.

ROBERT W. BAIRD & CO. INCORPORATED

/s/ Glen F. Hackman

By:  Glen F. Hackman

Its:  Secretary

BAIRD FUNDS, INC. (on behalf of Baird LargeCap Fund and Baird MidCap Fund, each a series of Baird Funds, Inc.)

/s/ Brett R. Meili

By:  Brett R. Meili

Its:  Secretary